UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

E HOUSE CHINA HOLDING LIMITED
(Name of Issuer)

Ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

26852W103
(CUSIP Number)

March 4, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,312,180

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,312,180

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,312,180

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,064,922

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,064,922

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,064,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ted Kang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,064,922

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,064,922

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,064,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON

IN, HC

               This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of March 4, 2014.

ITEM 1(a).      NAME OF ISSUER:

               E HOUSE CHINA HOLDING LIMITED

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               17/F, East Tower
               No. 333 North Chengdu Road
               Shanghai 200041
               People’s Republic of China

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-Kylin Offshore Master Fund Ltd. (“Offshore Fund”)

-Kylin Management LLC (“Kylin Management”)

-Mr. Ted Kang (“Mr. Kang”)

Kylin Management is the investment manager of the Offshore Fund and other accounts it separately manages (the “Separately Managed Accounts”).  Mr. Kang is the manager of Kylin Management.  Kylin Management and Mr. Kang may each be deemed to have voting and dispositive power with respect to the Common Shares (as defined below) held by the Offshore Fund and the Separately Managed Accounts.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The business address of each of Kylin Management and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017.

                The business address of the Offshore Fund is c/o Citco (Canada) Inc.
2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.

ITEM 2(c).      CITIZENSHIP:

Mr. Kang is a citizen of the United States.

Kylin Management is a limited liability company formed under the laws of the State of Delaware.

The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Ordinary shares, par value US$0.001 per share (the “Common Shares”)

ITEM 2(e).      CUSIP NUMBER:

                  26852W103

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

                   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) The Offshore Fund individually beneficially owns 5,312,180 Common Shares.

(ii) Kylin Management, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 5,312,180 Common Shares beneficially owned by the Offshore Fund and an additional 1,752,742 Common Shares held in the Separately Managed Accounts.

(iii) Mr. Kang may be deemed to be the beneficial owner of the Common Shares beneficially owned by Kylin Management.

(iv) Collectively, the Reporting Persons beneficially own 7,064,922 Common Shares.

(b)	Percent of Class:

(i) The Offshore Fund’s individual beneficial ownership of 5,312,180 Common Shares represents 4.4% of all of the outstanding Common Shares.

(ii) Kylin Management’s and Mr. Kang’s beneficial ownership of 7,064,922 Common Shares represents 5.9% of all of the outstanding Common Shares.

(iii) Collectively, the Reporting Persons’ beneficial ownership of 7,064,922 Common Shares represents 5.9% of all of the outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

          Not applicable

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

          Not applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Exhibit B

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

        Not applicable

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  March 14, 2014

KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By:   /s/ Paul Guggenheimer
                         Paul Guggenheimer, Chief Financial Officer

KYLIN MANAGEMENT LLC

By:   /s/ Paul Guggenheimer
         Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
Paul Guggenheimer, as Attorney-in-Fact
                                    For Ted Kang

EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of E HOUSE CHINA HOLDING LIMITED dated as of March 14, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 14, 2014

KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By: /s/ Paul Guggenheimer
Paul Guggenheimer, Chief Financial Officer

KYLIN MANAGEMENT LLC

By: /s/ Paul Guggenheimer
Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
Paul Guggenheimer, as Attorney-in-Fact
For Ted Kang

EXHIBIT B

Kylin Offshore Master Fund LTD.

Kylin Management LLC

Mr. Ted Kang

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Paul Guggenheimer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 15th day of November, 2010.

/s. Ted Kang
Ted Kang

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On November 15, 2010, before me, the undersigned personally appeared, Ted Kang, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

______________________________
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]